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                                  EXHIBIT 5(a)


                                November 5, 1996



Mr. Terry Babilla
Mr. Bob Philip
Mr. Bill Watkins
Sport Supply Group, Inc.
1901 Diplomat
Farmers Branch, Texas  75234


RE:      REVISED EMERSON RADIO CORP. ("EMERSON") ACQUISITION
         PROPOSAL FOR SPORT SUPPLY GROUP, INC. ("SSG")

Gentlemen:

         We are in receipt of correspondence dated November 1, 1996 and November 4, 1996 addressed to our counsel, Jeff Davis, from Terry Babilla, advising Emerson that the SSG Board of Directors has designated a Special Committee to enter into substantive negotiations with Emerson regarding its Proposal of October 11, 1996 as amended and clarified hereby. Emerson appreciates the opportunity to enter into substantive discussions with the Special Committee and to conclude a transaction as promptly as possible. It is our intention to follow the schedule suggested by LaSalle Business Credit, Inc. which anticipated that a closing could occur within two business weeks after Emerson and SSG had entered into a binding agreement. We believe that the two-week period will allow us to complete negotiations and documentation with LaSalle and/or Congress Financial Corporation and will permit SSG to complete its documentation (e.g., fairness opinions) and receive any necessary third party approvals.

         Accordingly, in the interest of prompt consummation of a recapitalization and refinancing transaction for SSG and subject to our understanding, as set forth above, of the role and authority of the Special Committee, Emerson hereby amends and clarifies its October 11, 1996 Proposal, as follows:

         1. Emerson, or a direct or indirect subsidiary of Emerson ("the Purchaser"), will purchase directly from SSG 1,714,286 shares of newly issued common stock (the "Stock") of SSG at a purchase price of $7.00 per share, for aggregate consideration of approximately $12 million.

         2. The Purchaser will purchase from SSG, for $600, warrants (the "Warrants") to purchase an aggregate of 1,000,000 shares of Stock at an exercise price of $7.50 per share, subject to customary anti-dilution adjustments. The Warrants shall have a term of five years and have such other terms as shall be acceptable to Emerson.

         3. Emerson will not require Michael Blumenfeld to resign as an employee, officer, and/or director of SSG and each of its subsidiaries prior to closing. Emerson will cause SSG to honor its contractual commitments to Mr. Blumenfeld. Mr. Blumenfeld will not be required, nor shall it be a condition to the transaction that he be required, to enter into any consulting agreement or non-competition agreement prior to closing. The foregoing should not be construed as an indication that Emerson's position with respect to Mr. Blumenfeld has changed
         from its initial Proposal.   Rather, it is Emerson's intention to
         clarify that the resolution of these matters outside the scope of pre-existing agreements is not a precondition to closing of the financing transaction, and is not an impediment to the prompt and necessary recapitalization of SSG.

         4. A termination fee shall be payable to Emerson by SSG equal to $750,000 if a transaction with Emerson is not consummated for any reason except for the willful failure to close by Emerson.





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         Except as modified or clarified as specifically set forth above, the terms of the October 11, 1996 Proposal shall remain unchanged, except as may be modified in negotiation and set forth in definitive documentation executed by Emerson and SSG. We hope that the foregoing revisions to our Proposal assist the Special Committee in bringing this matter to a rapid resolution. We look forward to meeting with you in Memphis.

                                                   Very truly yours,


                                                   /s/ Eugene I. Davis
                                                   Eugene I. Davis
                                                   President


EID/sw

cc:    G. Jurick
       J. Walker
       J. Davis